June 14, 2010
Mr. Mark Webb
Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Yadkin Valley Financial Corporation Form 10-K Filed March 5, 2010 File No. 000-52099
Dear Mr. Webb:
The letter is provided on behalf of Yadkin Valley Financial Corporation (the “Company,” “Yadkin,” “we,” or “our”) in response to the letter from the Securities and Exchange Commission (“SEC”) dated June 1, 2010 (the “Request Letter”) related to its review of the Company’s Form 10-K for the fiscal year ended December 31, 2009, Schedule 14A Proxy Materials, and Form 10-Q for the fiscal quarter ended March 31, 2010, and request for certain information.
Below we have outlined our response to the Request Letter. For your convenience, we have restated the SEC’s comment prior to our response (in italics).
Form 10-K for Fiscal Year Ended December 31, 2009
Financial Condition, page 37
1.	We note disclosure that during 2009 you continued selling mortgage loans mostly to various investors with servicing released and to a lesser extent to the Federal National Mortgage Association and Federal Home Loan Mortgage Corporation with servicing retained. We further note that your originations and sales of these mortgage loans were $1.6B during the year ended December 31, 2009. Please tell us and revise your future filings to discuss your repurchase and warranties exposure relating to these loan sales, previous repurchase experience and related provisioning, in addition to the amounts accrued as of December 31, 2009 and March 31, 2010 and how these amounts were determined, as applicable.

The Company maintains reserves for mortgage loans sold to agencies and investors in the event that, either through error or disagreement between the parties, the Company is required to indemnify the purchase. The reserves take into consideration risks associated with underwriting, key factors in the mortgage industry, loans with specific reserve requirements, past due loans and potential

Mark Webb
Securities and Exchange Commission

indemnification by the Company. Reserves are estimated based on consideration of factors in the mortgage industry such as declining collateral values and rising levels of delinquency, default and foreclosure, coupled with increased incidents of quality reviews at all levels of the mortgage industry seeking justification for pushing back losses to loan originators and wholesalers. For the year-ended December 31, 2009, the Company recorded $1.4 million in provision expense related to potential repurchase and warranties exposure on the $1.6 billion in loan sales that occurred during that year. For the year ended December 31, 2009, the Company repurchased $182,800 of mortgage loans sold and recorded actual charges against reserves totaling $356,000. As of March 31, 2010, the Company had reserves for mortgage loans sold of $1.9 million, and charges against reserves for the three months ended March 31, 2010 were $181,000. Over the last 5 years, the Company has incurred an average of $ 163,000 per year in charges against reserves in actual expenses related to the disposition of sold loans. Actual loan repurchase activity for the last 5 years has been minimal.

We will discuss the items noted above in future filings.
Note 10. Income Taxes, pages 93
2.	We note that you reported a net loss of $83.9M before income taxes for year ended December 31, 2009, which results in a three year cumulative loss position. Please tell us how you considered whether or not to record any valuation allowance against your deferred tax assets as of December 31, 2009. In addition, please address the following as of December 31, 2009, and revise your future filings beginning with your June 30, 2010 Form 10-Q accordingly:
•	Provide detailed disclosure of both the positive and negative evidence considered to overcome the significant negative evidence of your cumulative losses in determining the extent of any valuation allowance. Refer to paragraph ASC 740-10-30-21;

•	Provide a tabular roll forward of any valuation allowance;

•	Clearly disclose the expiration of your loss carryforwards;

•	To the extent that you believe a full valuation allowance is not warranted, provide clear disclosure confirming that you believe that it is “more likely than not” that future earnings will be sufficient to realize the remaining deferred tax assets. Refer to paragraph ASC 740-10-30-5; and

•	To the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets, disclose that fact and provide a brief description of such strategies.
Management believes that the Bank’s strong history of earnings since the inception of the bank, and particularly over the past 10 years, shows the Company has been profitable historically. The Company has no history of expiration of loss carryforwards, and improvements in both net interest margin and the stabilization of credit losses should enable the Company to continue these

Mark Webb
Securities and Exchange Commission

earnings trends. We believe our positive earnings trend, starting with the fourth quarter and continuing to the present, coupled with our forecasted earnings over the next three years provides positive evidence to support a conclusion that a valuation allowance is not needed. Management’s projections have proven to be close to actual results verifying the reliability of management’s forecasting methodology. Negatively, in 2009 we incurred a loss which would result in the failure of the cumulative loss test; however, excluding the goodwill impairment, as it is a loss of infrequent nature and is an aberration rather than a continuing condition, the Company passed the cumulative loss test by $4.6 million. This is reflected in the following table:

December 31, 2009 Cumulative Loss Test

	2007	2008	2009	Total
	(Amounts in thousands)
Income (loss) before income taxes	$21,889	$5,108	$(83,933)	$(56,936)
Goodwill impairment	—	—	61,566	61,566

	21,889	5,108	(22,367)	$4,630
•	Provide a tabular roll forward of any valuation allowance;
The Company has no valuation allowance recorded for deferred tax assets as of December 31, 2009, and therefore, no tabular roll forward. Management believes that the Company’s strong history of earnings since the inception of the bank and our positive earnings trend starting with the fourth quarter and continuing to the present coupled with our forecasted earnings over the next three years provides positive evidence to support a conclusion that a valuation allowance is not needed.
•	Clearly disclose the expiration of your loss carryforwards;
The Company’s loss carryforwards as of December 31, 2009 include net operating loss carryforwards generated in the acquisition of Cardinal State Bank in 2008 and American Community Bank in 2009. The expiration of the loss carryforwards as of December 31, 2009 are as follows:

Mark Webb
Securities and Exchange Commission

	Net Operating Loss	Tax Benefit
	Carryforward at	Recorded at
	December 31, 2009	December 31, 2009	Expiration
	(Amounts in thousands)
Cardinal State Bank acquisition	$2,424	$848	2029
American Community Bank acquisition	1,361	463	2030

Total Loss Carryforwards	$3,785	$1,311

•	To the extent that you believe a full valuation allowance is not warranted, provide clear disclosure confirming that you believe that it is “more likely than not” that future earnings will be sufficient to realize the remaining deferred tax assets. Refer to paragraph ASC 740-10-30-5, and;
The Company believes that there was sufficient positive evidence to support its conclusion to not record a valuation allowance based on the exclusion of goodwill impairment in its cumulative loss test as of December 31, 2009. Deferred tax assets of $19.3 million as of December 31, 2009, reduced by $6.9 million in carryback capacity, results in a net deferred tax asset of approximately $12.4 million. Management believes that it is more likely than not that the Company will return to profitability and generate taxable income sufficient to realize the remaining $12.4 million in deferred tax assets based on current earnings projections for the next three years as follows:

	Actual	Actual	Budgeted Net Income
	2008	2009	2010	2011	2012	Total
	(Amounts in thousands)
2010 Cumulative loss	$5,108	$(22,367)	$12,000	$—	$—	$(5,259)
2011 Cumulative loss	—	(22,367)	12,000	15,000	—	$4,633
2012 Cumulative loss	—	—	12,000	15,000	18,000	$45,000
•	To the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets, disclose that fact and provide a brief description of such strategies.
The Company is not relying upon any tax planning strategies or offset of deferred tax liabilities due to the strength of the positive evidence in management’s evaluation of the Company’s earnings trend.

We will discuss the items noted above in future filings.

Mark Webb
Securities and Exchange Commission

Part II. Signature page
3.	Please amend the signature page to identify either the Principal Accounting Officer or the Controller, as required by General Instruction D(2)(a) of Form 10-K.

We acknowledge that the Company inadvertently omitted the title “Principal Accounting Officer” from Jan H. Hollar’s signature line on the signature page. However, since as the Principal Accounting Officer, she did sign this filing, we respectfully request that Yadkin be allowed to forgo an amendment solely for this change. She is the Company’s Principal Accounting Officer and we will identify Jan H. Hollar as the” Principal Accounting Officer and Chief Financial Officer” on the signature page in all future filings.
Schedule 14A Proxy Materials
Compensation Philosophy and Objectives of Our Compensation Programs, page 20
4.	In future filings discuss policies and reasons for all compensation paid. We do not see a discussion of how and why the decision was made to grant options to all named executive officers for 2009. Please advise us how the decision was made to grant the options.

In the year ended December 31, 2009, options were only granted to one new executive officer, Jan Hollar, and two new senior employees who are not executive officers. No other executive officers were granted options in the year ended December 31, 2009. The decision to grant options to Ms. Hollar was made as a result of detailed discussions by and between the compensation consultant, the compensation and nomination committee and Yadkin’s chief executive officer when discussing the best way to attract desirable candidates to Yadkin for the chief financial officer position. Ms. Hollar’s options were granted as part of an incentive plan created to entice her to accept employment at Yadkin. The compensation consultant, the compensation and nomination committee and Yadkin’s chief executive officer felt strongly that without incentives such as option grants, Yadkin would be unable to attract and retain qualified personnel. The other two senior employees were granted options in conjunction with their hiring to align their interests with the Company.

We will discuss the items noted above in future filings.

Mark Webb
Securities and Exchange Commission

Summary Compensation Table, page 23l
5.	In footnote 1 you refer to footnote 13 in the “Original Filing.” In future filings, please be more specific in your cross reference.

We will provide more specific cross references of previous filings in our future filings.

6.	In future filings, include the aggregate grant date fair value of the option awards. See item 402(c(2)(vi).

We will discuss the items noted above in future filings.
Effect of Staff Compensation Policies for Non-Executive Employees on Risk, page 31
7.	We note the statement that a report made to the Compensation Committee by the Chief Risk Officer, independent consultant and others concluded that “[t]here were a few plans that require internal controls to prevent undue risk taking.” In future filings, please provide the disclosure required by Item 402(s) on the compensation policies and practices as they relate to risk-taking incentives, including how your incentives create risks that are reasonably likely to have a material adverse effect on the company, material adjustments made to compensation policies as a result of changes in risk profile and the extent of monitoring compensation policies to determine whether risk management objectives are being met.

We will discuss the items noted above in future filings.
Certain Relationships and Related Transactions, page 38
8.	In future filings, revise the disclosure to state, if true, that loans were made, not “generally made,” in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

We will revise the disclosed language for related party loans in future filings.
Form 10-Q for Fiscal Quarter Ended March 31, 2010
Provision and Allowance for Loan Losses, page 28
9.	We note disclosure that during the quarter you revised your loan loss methodology for determining your general allowance to use multiple data points to incorporate twelve month averages of default trends and historical charge-offs rather than a single data point used in prior quarters. Please explain in further detail by comparing and contrasting this revised methodology to the previous methodology including how you determined this to be more relevant in determining your general allowance.

Mark Webb
Securities and Exchange Commission

Changes in the allowance for loan loss model related to an additional qualitative factor being utilized for classified loans to capture the additional risk associated with these loans. This qualitative factor represents the additional expected losses of classified loans based on past experience with other classified loans that have migrated to impaired status. The additional loss applied to classified loans as a result of this qualitative factor is based on the average losses of impaired loans over the prior 12 months. Previously, the loss applied to classified loans for this qualitative factor was simply the loss on impaired loans at the end of the second quarter for a given year. Management believes the use of averages over a predefined period is consistent with how historic loss ratios are calculated for performing loans and would allow the calculation of this qualitative factor to more accurately represent the trends experienced by the Bank over the previous 12 month period rather than focusing on data that represents estimates from a single point in time which may fluctuate or may not be representative of current trends and observations. As a result of this methodology change, the qualitative reserve for classified loans decreased by $4.5 million from 12/31/09 to 3/31/10. Although the FAS 5 allowance decreased as a result of this methodology change, it is more reflective of the Company’s actual experience with respect to migration of classified loans to impaired status.
10.	As a related matter, we also note that your general allowance for loan losses decreased from $37.6M as of December 31, 2009 to $32.6M as of March 31, 2010 due in part to the migration of $17.9M of loans from a general allowance to a specific allowance. Please address the following:
•	Quantify the amount of the decrease to your general allowance that is attributable to the migration and subsequent charge-off of $17.9M substandard and watch construction and commercial real estate loans;

•	Quantify the amount of the decrease to your general allowance that is attributed to the revision of your general allowance methodology as a result of incorporating multiple data points for historical defaults and charge-offs rather than use of a single data point; and

•	Given the significant provisions and charge-offs recorded during 2009 and into 2010, which are incorporated into your general allowance determination, in addition to the fact that your loan portfolio has remained relatively consistent (i.e. gross loan balance and loan concentrations) as of March 31, 2010 as compared to December 31, 2009, please tell us further how you determined a $5M reduction to your general allowance.
As of March 31, 2010, the Company saw a $17.9 million decrease in substandard and watch list loan balances as compared to December 31, 2009. This decrease in criticized loans resulted in a reduction of approximately $1.5 million in reserves based on applied average reserve percentages of 8.59% to our criticized loan portfolio.

Mark Webb
Securities and Exchange Commission

•	Quantify the amount of the decrease to your general allowance that is attributed to the revision of your general allowance methodology as a result of incorporating multiple data points for historical defaults and charge-offs rather than use of a single data point; and
As noted in response to Item 9, the Company began utilizing multiple data points for the calculation of loss given default factors as opposed to single data point information which resulted in decreased reserves of $4.5 million within the general allowance portfolio. This decrease resulted as the Company noted that loss estimates and actual charge-offs data for the previous 12 month period varied from management estimates made at December 31, 2009 (using data as of a single point in time) when performing a more detailed analysis of data available.
•	Given the significant provisions and charge-offs recorded during 2009 and into 2010, which are incorporated into your general allowance determination, in addition to the fact that your loan portfolio has remained relatively consistent (i.e. gross loan balance and loan concentrations) as March 31, 2010 as compared to December 31, 2009, please tell us further how you determined a $5M reduction to your general allowance.
Significant provisions and charge-offs trends incorporated into our general allowance actually increased our general reserves by approximately $862K as average historic charge-off rates for the preceding 8 quarters increased from 22 basis points to 27 basis points. The increases in historic charge-off rates were offset by the decreases that resulted from the change in calculation of loss given default factors and decreases in substandard and watch list loans.
We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mark Webb
Securities and Exchange Commission

Please feel free to contact me at (336) 768-1161 if you have any additional comments regarding our responses.
Sincerely,
Jan H. Hollar
Chief Financial Officer
(Principal Accounting Officer)

cc:	Dave Niles, CPA, Member, Dixon Hughes PLLC Neil Grayson, Nelson Mullins Riley & Scarborough LLP